Exhibit 99.7

Nabriva Announces Terms of Rights Offering

VIENNA, Austria and KING OF PRUSSIA, Pa., November 29, 2016 (NASDAQ: NBRV) — Nabriva Therapeutics AG announced today the terms of its rights offering for up to 588,127 common shares, including common shares represented by American Depositary Shares (ADSs), to its existing common shareholders and ADS holders. The record date of the rights offering is November 29, 2016. Holders of common shares on the record date are entitled to exercise statutory rights to subscribe for new common shares to maintain their proportionate ownership interest in Nabriva in accordance with the relevant provisions of the Austrian Stock Corporation Act.  Each ADS represents one tenth (1/10) of a common share.

Pursuant to the rights offering:

•                  Holders of ADSs on the record date received 0.276 ADS rights for each ADS owned on that date. One ADS right entitles an ADS holder to subscribe for and purchase one new ADS at the U.S. dollar equivalent of €4.014 per ADS. Based on a euro-to-U.S. dollar exchange rate of €1.00 to $1.0588, Nabriva estimates that subscription price at $4.25 per ADS. To subscribe for new ADSs, a holder of ADS rights must pay to The Bank of New York Mellon, as ADS rights agent, $4.68 per ADS so subscribed, which represents 110% of the estimated subscription price to account for currency conversion expense, ADS issuance fees payable to the depositary for the ADSs and potential fluctuations in the exchange rate between the euro and the U.S. dollar. On or about December 13, 2016, the ADS rights agent will determine the actual U.S. dollar ADS subscription price by converting the euro subscription price into U.S. dollars at an exchange rate assigned by it on that date. Fractional ADS rights will not be issued, and ADS right entitlements will be reduced to the next smaller whole number of ADS rights. Rights to purchase ADSs in the offering are not transferrable.

•                  The ADS rights exercise period will begin on November 30, 2016 and end at 5:00 p.m. (New York City time) on December 12, 2016, which is the ADS rights expiration date. Following the ADS rights expiration date, the ADS rights will expire and have no further value.

•                  Holders of common shares will have the common share right to subscribe for and purchase 0.276 new common shares, at a subscription price of €40.14 per new common share, for each common share owned of record on the record date. No fractional common shares will be issued and common share right entitlements will be reduced to the next smaller whole number of common shares. Except to the extent otherwise provided under Austrian law, the common share rights will not be transferable.

•                  The common share rights exercise period will begin on November 30, 2016 and end at 5:00 p.m. (Vienna time) on December 14, 2016, which is the common share rights expiration date. Following the common share rights expiration date, the common share rights will expire and have no further value.

If any new common shares are not subscribed for pursuant to the common share rights and ADS rights described above, following the expiration of the offering of such common share rights and ADS rights, Nabriva may, at the discretion of Cantor Fitzgerald & Co., based on market conditions and demand, enter into an underwriting agreement pursuant to which Cantor Fitzgerald & Co. would agree to subscribe for and purchase up to all of the unsubscribed common shares at a purchase price of €40.14 per common share for purposes of resale of ADSs representing the unsubscribed common shares. However, entry into an underwriting agreement for all or a portion of the unsubscribed shares remains at the discretion of Cantor Fitzgerald & Co., and Cantor Fitzgerald & Co. is not obligated to purchase all or any of the unsubscribed common shares. In the event that Cantor Fitzgerald & Co. and Nabriva do enter into an underwriting agreement for unsubscribed shares, Cantor Fitzgerald & Co. may sell ADSs at variable prices, which may be more or less than the purchase price.

Nabriva is attempting to raise up to $25.0 million, before fees and offering expenses payable by the company. Nabriva plans to use the net proceeds from the offering for general corporate purposes, including working capital and pre-commercial activities.

Nabriva reserves the right to cancel or terminate the rights offering at any time.

A registration statement relating to these securities has been filed with and declared effective by with the U.S. Securities and Exchange Commission (SEC). The rights offering is being made only by means of a prospectus supplement and accompanying prospectus, copies of which may be obtained from Georgeson LLC, Nabriva’s Information Agent, at 866-278-8941 or by writing to Georgeson LLC at 1290 Avenue of the Americas, 9th Floor, New York, New York 10104 or by e-mail at Nabriva@georgeson.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there by any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of these securities under the securities laws of any such state or jurisdiction.

About Nabriva Therapeutics AG

Nabriva Therapeutics is a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious bacterial infections, with a focus on the pleuromutilin class of antibiotics.

Forward Looking Statements

Any statements in this document about future expectations, plans and prospects for Nabriva, including but not limited to statements about prospective financings and other statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “likely,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: market and other financing conditions, volatility in the foreign exchange market, including the euro-to-U.S. dollar exchange rate, the level of participation in the rights offering by existing common shareholder and ADS holders, whether Cantor Fitzgerald & Co. determines to purchase any unsubscribed common shares in the rights offering, the uncertainties inherent in the initiation and conduct of clinical trials, availability and timing of data from clinical trials, whether results of early clinical trials or trials in different disease indications will be indicative of the results of ongoing or future trials, uncertainties associated with regulatory review of clinical trials and applications for marketing approvals, the availability or commercial potential of product candidates including lefamulin for use as a first-line empiric monotherapy for the treatment of moderate to severe community-acquired bacterial pneumonia (CABP), the sufficiency of cash resources and need for additional financing and such other important factors as are set forth under the caption “Risk Factors” in Nabriva’s annual report on Form 20-F as filed with the United States Securities and Exchange Commission. In addition, the forward-looking statements included in this document represent Nabriva’s views as of the date of this document. Nabriva anticipates that subsequent events and developments will cause its views to change. However, while Nabriva may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Nabriva’s views as of any date subsequent to the date of this document.